SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.2)

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

He Jian

Conner Growth Holding Limited

Sertus Chambers, P. O. box 905, Quastisky Building, Road Town,

Tortola, British Virgin Islands

+(86-21) 6877-2231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

He Jian

51 Tai Seng Ave, #05-02B/C

Pixel Red, Singapore 533941

+(65) 6305 9667

September 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Itelite Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,159,772 ordinary shares(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,159,772 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,159,772 ordinary shares(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(2)

14	TYPE OF REPORTING PERSON
CO

(1) including 579,886 ADSs, representing 1,159,772 ordinary shares.

(2) The calculation of this percentage is based on 226,142,381 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of June 30, 2022 as informed by the Company.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Ezbuy Talents Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,561,018 ordinary shares(3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,561,018 ordinary shares (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,561,018 ordinary shares(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(2)

14	TYPE OF REPORTING PERSON
CO

(3) including (a) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (b) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

Conner Growth Holding Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,937,396 ordinary shares(4)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,937,396 ordinary shares(4)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,937,396 ordinary shares(4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%(2)

14	TYPE OF REPORTING PERSON
CO

(4) including (a) 14,376,378 ordinary shares and 1,000,000 ADSs, representing 2,000,000 ordinary shares held by Conner Growth Holding Limited, (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, and (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited.

13D
CUSIP No. 53225G102

1	NAMES OF REPORTING PERSONS

He Jian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,527,432 ordinary shares(5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,527,432 ordinary shares(5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,527,432 ordinary shares(5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%(2)

14	TYPE OF REPORTING PERSON
IN

(5) including (a) 14,376,378 ordinary shares and 1,000,000 ADSs, representing 2,000,000 ordinary shares held by Conner Growth Holding Limited (b) 3,706,620 ordinary shares and 347,313 ADSs, representing 694,626 ordinary shares held by Ezbuy Talents Holding Limited, (c) 579,886 ADSs, representing 1,159,772 ordinary shares held by Itelite Holding Limited, and (d) 795,018 ADSs, representing 1,590,036 ordinary shares held by He Jian.

13D
CUSIP No. 53225G102

Item 1.	Security and Issuer

This statement on Schedule 13D/A (this "Amendment") relates to ordinary shares, par value US$0.000067 per share (the "Ordinary Shares"), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the "Issuer"), whose principal executive offices are located at 51 Tai Seng Ave, #05-02B/C, Pixel Red, Singapore 533941.  Two Ordinary Shares of the Issuer are represented by one American depository share (the "ADS").

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on March 6, 2020 and the Amendment No. 1 on Schedule 13D/A filed on June 25, 2021. Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 2.	Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Itelite Holding Limited, a company incorporated in the British Virgin Islands (“Itelite”)

•	Ezbuy Talents Holding Limited, a company incorporated in the British Virgin Islands (“Ezbuy Talents”)

•	Conner Growth Holding Limited,, a company incorporated in the British Virgin Islands (“Conner”) and

•	Mr. He Jian, an individual (“He Jian”)

The principal occupation of He Jian is (i)  the chief executive officer and a director of the Issuer and (ii) the sole beneficial owner and the sole director of Conner, Ezbuy Talents and Itelite. The principal business of Itelite, Ezbuy Talents and Conner is to hold He Jian’s beneficial interest in the Issuer.

The address of the principal business and office of the Reporting Persons is 51 Tai Seng Ave, #05-02B/C, Pixel Red, Singapore 533941.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

From June 25, 2021 to September 22, 2022, Mr. He Jian personally and through Conner purchased ADSs on the open market at market prices between US$0.95 and US$1.25 from his own fund, resulting in Mr. He Jian beneficially holding 8,983,207 ADSs as of September 22, 2022 and an increase of 1,686,827 ADSs from the number of ordinary shares held by the Reporting Persons as of June 24, 2021.

In addition, through negotiation at arm’s length, Mr. He Jian acquired (1) 100% equity of Ezbuy Talents through Conner on September 15, 2022 for a total consideration of approximately US$2.2 million from his own fund, and as a result Mr. He Jian and Conner became the beneficial owner of 2,200,623 ADSs held by Ezbuy Talents; and (2) 100% equity of Itelite through Ezbuy Talents on September 16, 2022 for a total consideration of approximately US$0.6 million from his own fund, and as a result Mr. He Jian, Conner and Ezbuy Talents became the beneficial owner of 579,886 ADSs held by Itelite.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Amendment are incorporated herein by reference.

Itelite may be deemed to own beneficially 1,159,772 Ordinary Shares, representing approximately 0.5% of the total outstanding Ordinary Shares of the Issuer. Ezbuy Talents may be deemed to own beneficially 5,561,018 Ordinary Shares, representing approximately 2.5% of the total outstanding Ordinary Shares of the Issuer. Conner may be deemed to own beneficially 21,937,396 Ordinary Shares, representing approximately 9.7% of the total outstanding Ordinary Shares of the Issuer. He Jian may be deemed to own beneficially 23,527,432 Ordinary Shares, representing approximately 10.4% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 226,142,381 outstanding ordinary shares as of June 30, 2022, as informed by the Company.

He Jian is the sole beneficial owner of Conner, Ezbuy Talents and Itelite.  Pursuant to Rule 13d-3, He may be deemed to share Conner, Ezbuy Talents’s and Itelite’s beneficial ownership over the Issuer.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Ordinary Shares.

(d)

None.

(e)

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2022

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A (including amendments thereto) with respect to the ordinary shares, par value $0.000067 per share of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands, and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 23, 2022.

Itelite Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Ezbuy Talents Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

Conner Growth Holding Limited

By:	/s/ He Jian
Name:	He Jian
Title:	Director

He Jian

By:	/s/ He Jian
Name:	He Jian